ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

November 17, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Dana Hartz

Re:	Argo Group International Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 5, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
Form 8-K dated May 14, 2008
Filed July 30, 2008
File Number: 001-15259

Ladies and Gentlemen:

On behalf of Argo Group International Holdings, Ltd. (the “Company”) and in response to the letter (the “Comment Letter”) dated September 24, 2008 from the Staff (the “Staff”) of the Securities and Exchange Commission to Jay S. Bullock, the Company’s Executive Vice President and Chief Financial Officer, we have included below the Company’s responses to the Staff’s comments included in the Comment Letter. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Results, page 51

1.	Staff Comment: It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Please revise your disclosure in Management’s Discussion and Analysis to explain the reason for your change in estimate. For each line of business, include the following disclosures:

a.	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated.

Response: The Company added the following paragraphs to its Form 10-Q for the quarterly period ended September 30, 2008 (all of which respond to comments 1(a), 1(c) and 1(e), and the second of which is also in response to comment 1(d):

For general liability business, the Company increased its written premium volume significantly from 2002 through 2006. This growth occurred in both the Excess and Surplus Lines and Commercial Specialty segments. The premium increases derived from both organic growth and acquisitions. In setting loss reserves, internal and external actuaries assumed that the new business may not perform as well as renewal business and that prior year loss development patterns may not be representative of future loss emergence. Thus, the actuarial methods that produced more conservative loss estimates were assigned the greatest weight. The Company’s loss reserve estimates gradually blend in the results from other methodologies over time. For general liability estimates, more credibility is assigned to the Company’s own loss experience approximately 60 to 72 months after the beginning of an accident year. Over the course of time, the Company has recognized that the new business growth from 2002 through 2006 exhibited similar underwriting and profitability characteristics as the Company’s renewal book. Further review and analysis of the data in the third quarter of 2008 suggested that favorable loss experience on the new business growth continued to emerge in the third quarter of 2008. Thus the Company reduced its ultimate loss estimates for general liability lines of business for the 2003, 2004, 2005 and 2006 accident years.

Another factor that was considered in setting loss reserves at September 30, 2008 was the impact of the Company’s reinsurance protection. The Company’s excess of loss reinsurance coverage has varied by product. For most general liability products, the net per occurrence retention increased from $250,000 to $500,000 on September 1, 2002 and then to $1,000,000 on October 1, 2006. When loss reserves were determined in prior quarters, the Company expected a greater number of large claims in the $250,000 excess of $250,000 layer of coverage. In 2006 and again in 2007, after a review of reported large loss activity, the Company began to recognize that the increased retention in the $250,000 excess of $250,000 layer did not have as material an impact on net retained losses as had originally been contemplated. Furthermore, the decision to increase net retentions had a favorable effect on net loss ratios. The Company began to recognize this additional information in its estimate of December 31, 2006 loss reserves. In the third quarter of 2008, as part of the Company’s internal actuarial review of reserves, the Company continued to observe lower than expected large loss activity in the $250,000 excess of $250,000 layer of coverage and further reduced its loss estimates for the 2003 through 2005 accident years.

For property business, the Company’s loss reserve estimates also blend in the results from other methodologies over time. In contrast to general liability estimates, full credibility is assigned to the Company’s own loss experience approximately 24 to 36 months after the beginning of an accident year, where loss reporting and claims closing patterns settle more quickly. The Company’s own loss experience receives partial weighting in the estimates 12 to 24 months after the beginning of the accident year. As such, the Company began to recognize favorable loss experience for the 2005 and 2006 accident years in 2007. Likewise, during 2008, the Company began to recognize favorable loss experience deriving from the 2006, and 2007 accident years and this favorable loss experience continued to emerge in the third quarter of 2008.

b.	Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

Response: The Company added the following paragraphs to its Form 10-Q for the quarterly period ended September 30, 2008:

In determining appropriate reserve levels for the quarter, the Company maintained the same general processes and disciplines that were used to set reserves at prior reporting dates. No changes in key assumptions were made to estimate the reserves since the last reporting date; however the maturation of claims since last analysis provided a basis to assign greater credibility to emerged loss development patterns. Consistent with prior reserve valuations, actuarial estimates were refined to assign alternate weights to the different loss forecasting methodologies in order to respond to any emerging trends in the paid and reported loss data. These modifications to the analysis varied depending on whether the line of business was short-tailed or long-tailed and also varied by accident year.

For the Run-off Lines segment, in determining appropriate reserve levels, the Company maintained the same general processes and disciplines that were used to set reserves at prior reporting dates. No changes in key assumptions were made to estimate the reserves since the last reporting date; however the maturation of claims for twelve additional months since the date of last report provided the actuaries with a basis to assign greater credibility to emerged loss development patterns.

c.	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

Response: See response to comment 1(a) above, as well as the following paragraphs added to its Form 10-Q for the quarterly period ended September 30, 2008 (the first paragraph below is also responsive to comments 1(e) and 2 below).

In the third quarter of 2008, the Company concluded its annual review of asbestos and environmental liability reserves. The Company utilizes an independent actuary to assist in determining the indicated liability and then reviews the study results. As a result, the Company strengthened reserves by $9.1 million. The change in estimate was driven by higher anticipated paid loss and incurred loss activity for asbestos claims pertaining to the Company’s assumed reinsurance business. The Company has deviated from the independent study in the past and may in the future as a result of internal discussion and review of the conclusions reached. For the most recent study, after management’s review, the Company agreed with the conclusions and adopted the study as its best estimate.

The Risk Management operating unit has not written any new or renewal policies since the sale of the renewal rights to that business in the third quarter of 2005. Certain workers compensation reserves for net unpaid loss and net unpaid loss adjustment expenses reflect the time value of money and are established on a discounted basis, based on a discount rate of 3.5% per year. These discounted reserves relate to life pension claims, with tabular reserves. The runoff nature of the workers compensation reserves necessitates that the Company routinely and systematically unwind the workers compensation reserve discount each quarter and reflect that unwinding as net unfavorable prior years loss development. Each quarter, the Company applies a factor to unpaid loss and unpaid loss adjustment expense for the workers compensation line of business to derive the indicated loss reserve discount that should be carried in the Company’s reserves. In the third quarter of 2008, the Company recognized $0.8 million adverse development due to the workers compensation reserve discount.

d.	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

Response: The Company added the following paragraph to its Form 10-Q for the quarterly period ended September 30, 2008 (see also the response to comment 1(a) above):

When determining reserve levels, the Company recognizes that there are several factors that present challenges and uncertainties to the estimation of loss reserves. Examples of these uncertainties include growth over the last several years in both the Excess and Surplus Lines and Commercial Specialty segments, and changes to reinsurance structure. The Company’s net retained losses vary by product and they have generally increased over time. To properly recognize these uncertainties, both internal and independent actuarial reviews relied, to a large extent on the paid and incurred Bornhuetter-Ferguson methodologies, which generally produced higher projections of ultimate losses than the other methods. Compared with other actuarial methodologies, the paid and incurred Bornhuetter-Ferguson methods assigned the smallest weight to actual reported loss experience, with the greatest weighting assigned to an expected or planned loss ratio. The expected or planned loss ratio has typically been determined using conservative assumptions pertaining to prospective loss frequency and loss severity. In setting reserves at September 30, 2008, the Company continued to rely most heavily on the paid and incurred Bornhuetter-Ferguson methods; however certain additional weighting was assigned to other actuarial methods to recognize the most current trends emerging in paid and reported loss data.

e.	Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Response: See response to comment 1(a) above, as well as the first paragraph added in response to comment 1(c) above.

Loss Revenue Estimation Methods, page 67

2.	Staff Comment: You disclose that “the company also employs independent actuaries to supplement internal analyses, which are considered in deriving management’s best estimate of loss reserves.” Please disclose what information you receive from the independent actuaries, your specific procedure for using the information provided by independent actuaries when calculating your loss reserves, whether you have adjusted your loss reserve estimates based on the analyses performed by independent actuaries and if so by how much.

Response: See the first paragraph added in response to comment 1(c) above.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 79

3.	Staff Comment: For those securities guaranteed by third party mono-line insurers please disclose the credit rating of the securities with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response: The Company added the following text to its Form 10-Q for the quarterly period ended September 30, 2008:

Monoline Guarantors: Some securities in the Company’s investment portfolio have credit enhancement in the form of a third-party guarantee from one of the monoline insurers, resulting in exposure to the financial strength of these entities. At September 30, 2008, the total fair value of these securities was $454.1 million, or 11.3% of the consolidated investment portfolio. In most instances, the underlying issuer has its own rating, independent of the additional credit enhancement provided by the monoline insurer. The table below shows the rating of these securities “with” and “without” the credit enhancement provided by the monoline insurer. The rating “without” the credit enhancement represents the rating of the underlying issuer, or the rating of the security based solely on the underlying collateral.

(market value in millions)	With Guarantee	Without Guarantee
AAA	$131.4	$3.2
AA	233.2	266.2
A	80.5	152.3
Less than A	9.0	13.3
Not Rated	—	19.1

	$454.1	$454.1

The Company continues to monitor developments on the credit quality of these guarantees and underlying issuers, and our professional investment managers continue to evaluate credit risk on a basis that includes the underlying issuer as well as the guarantor. The Company has no direct investment in any of the monoline insurers at September 30, 2008.

Form 8-K dated May 14, 2008 filed on July 30, 2008

Exhibit 99.2 - Heritage Underwriting Agency PLC Financial Information Report of the Auditors

4.	Staff Comment: The audit report of CLB Littlejohn Frazer contains a paragraph that restricts the use of its report. We have previously considered the use of audit reports containing similar restrictions, and determined that the inclusion of such reports is not appropriate in SEC filings. Please refer to the guidance available at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P355_53352, and revise your filing accordingly.

Response: In response to this comment, CLB Littlejohn Frazer (now known as Littlejohn) will issue a new audit report without the objectionable restrictions. We have attached the new audit report as Exhibit A, and would plan to file such report (along with a new consent from Littlejohn) on Form 8-K/A (a draft of which is attached as Exhibit B).

5.	Staff Comment: Further, the audit report must state that the audit was conducted in accordance with US generally accepted auditing standards (US GAAS) and follow the reporting requirements of US GAAS. Please refer to Item 8 of Form 20-F and Article 2 of Regulation S-X and revise your filing accordingly.

Response: The new audit report attached as Exhibit A specifies that the audit was conducted in accordance with US generally accepted auditing standards. We would plan to file such report (along with a new consent from Littlejohn) on Form 8-K/A (a draft of which is attached as Exhibit B).

Financial Statements

6.	Staff Comment: We note that the financial statements were prepared using IFRS as adopted for use in the European Union. Please revise to include a reconciliation to U.S. GAAP since the significance of this acquisition appears to exceed 30% based on the income test and the financial statements are not presented under IFRS as adopted by the IASB. Please refer to Item 17(c)(2)(v) of Form 20-F. Alternatively, if you believe that the significance level of the acquisition does not exceed 30%, please provide all supporting calculations for each test of significance.

Response: The new audit report attached as Exhibit A specifies that the financial statements are presented under IFRS as adopted by the IASB. As a result, we have not included the requested reconciliation to U.S. GAAP and understand from your comment that no such reconciliation is now required. We would plan to file the new audit report (along with a new consent from Littlejohn) on Form 8-K/A (a draft of which is attached as Exhibit B).

Form 10-Q for the quarterly period ended June 30, 2008

Notes to Consolidated Financial Statements

3. Business Acquisitions

Acquisition of Heritage, page 10

7.	Staff Comment: You disclose that “the final allocation of purchase price will be determined after completion of a thorough analysis to determine fair values of Heritage’s tangible and intangible assets and liabilities. Accordingly, the allocation may change as additional information becomes available and the impact of the changes may be material.” Please revise your disclosure to state the specific assets and liabilities for which the fair value is still preliminary and why. In addition, disclose the time frame in which you believe the fair value allocation will be completed. Refer to SAB 103 Topic 2.A.7 for additional guidance.

Response: The Company added the following paragraph to consolidated financial statement note 3 in its Form 10-Q for the quarterly period ended September 30, 2008:

The foregoing allocation of the purchase price is preliminary and is based on information that was available to management at the time the consolidated financial statements were prepared. The final allocation of the purchase price will be determined after completion of a thorough analysis to determine fair values of Heritage’s tangible and intangible assets and liabilities. Accordingly, the allocation may change as additional information becomes available and the impact of the changes may be material. Management anticipates completing the allocation in the fourth quarter of 2008.

15. Fair Value Measurements, page 26

8.	Staff Comment: You disclose that you obtain fair value measurements from third parties, such as pricing services, investment managers, NAIC SVO valuation office. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

•	The nature and amount of assets you valued using quotes or prices obtained from third parties, along with the classification in the fair value hierarchy;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;

•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the quotes obtained from third parties are binding or non-binding; and,

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: The Company added the following to its Form 10-Q for the quarterly period ended September 30, 2008 in response to the points raised above:

In response to the first bullet, a more detailed table was inserted in the September 30, 2008 Form 10-Q as follows:

(in millions)		Fair Value Measurements at Reporting Date Using
	September 30, 2008	Level 1	Level 2	Level 3
Investments
Fixed maturities (Available-for-sale):
U.S. Treasury securities	$212.2	$212.2	$—	$—

U.S. Government agencies	214.6	—	214.6	—

Obligations of states and political subdivisions	729.7	—	729.7	—

Corporate securities	561.8	—	561.8	—

Structured securities	1,101.3	—	1,101.3	—

Foreign	118.6	—	118.6	—

Fixed maturities (Trading)
Foreign	2.0	—	2.0	—

Equity securities	305.2	299.0	6.2	—
Other investments	52.1	—	52.1	—
Short-term investments	688.8	623.4	65.4	—

	$3,986.3	$1,134.6	$2,851.7	$—

In response to the second bullet, the following language was added to the disclosure in the September 30, 2008 Form 10-Q:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the reporting date. Actively traded, as defined by the Company, is a security that has traded in the past seven days. The Company receives one quote per instrument for Level 1 inputs.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The Company receives one quote per instrument for Level 2 inputs.

In response to the third, fourth, fifth and sixth bullets, the following language was added to the disclosure in the September 30, 2008 Form 10-Q:

The Company receives fair value prices from an independent pricing service and its third-party investment managers. These prices are determined using observable market information such as dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things. These prices are non-binding. The Company has reviewed the processes used by the third party providers for pricing the securities, and have determined that these processes result in fair values consistent with SFAS No. 157. In addition, the Company reviews these prices for reasonableness, and has not adjusted any prices received from the third-party providers as of September 30, 2008. A description of the Company’s valuation techniques used to measure its assets at fair value is as follows:

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Mark Haushill at (210) 321-8450.

Sincerely,

Jay S. Bullock
Executive Vice President and Chief
Financial Officer

EXHIBIT A

Auditor’s Report to the Directors of Heritage Underwriting Agency Plc

“Report of the Independent Auditors

We have audited the accompanying consolidated balance sheet of Heritage Underwriting Agency plc and its subsidiaries (‘the Group’) as of 31 December 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heritage Underwriting Agency plc and its subsidiaries at 31 December 2007 and 2006, and the consolidated results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.”

CLB Littlejohn Frazer

10 March 2008

DRAFT

EXHIBIT B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2008

Argo Group International Holdings, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	1-15259	98-0214719
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PXRE House 110 Pitts Bay Road Pembroke HM 08 Bermuda	P.O. Box HM 1282 Hamilton HM FX Bermuda
(Address, Including Zip Code, of Principal Executive Offices)	(Mailing Address)

Registrant’s telephone number, including area code: (441) 296-5858

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

DRAFT

EXHIBIT B

Item 2.01.	Completion of Acquisition or Disposition of Assets

On July 30, 2008, Argo Group International Holdings, Ltd. (“Argo Group”) filed a Form 8-K reporting that all conditions to its previously announced acquisition of Heritage Underwriting Agency plc (“Heritage”) had been satisfied or waived, and that Argo Group’s offer had become wholly unconditional and the transaction effectively completed. This Form 8-K/A is being filed for the purpose of providing a new audit report to accompany the financial information previously attached to the July 30, 2008 Form 8-K as Exhibit 99.2. The new audit report, along with the financial information previously attached to the July 30, 2008 Form 8-K, is attached as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

The financial information required by this item is filed as Exhibit 99.1 hereto and incorporated by reference herein.

(d) Exhibits

23.1	Consent of Littlejohn, independent registered public accounting firm for Heritage Underwriting Agency plc

99.1	Heritage Underwriting Agency plc Financial Information

DRAFT

EXHIBIT B

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

	By:	XXXXXXXXXXXX
Dated: December XX, 2008	Name:	XXXXXXXXXX
	Title:	XXXXXXXXXXXX